UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

CAPSTAR FINANCIAL HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

14070T102

(CUSIP Number)

Gaylon M. Lawrence, Jr.

1201 Demonbreun St., Suite 1460

Nashville, TN 37203

With a copy to:

Patrick A. Scruggs

1201 Demonbreun St., Suite 1460

Nashville, TN 37203

615-257-7081

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14070T102	13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS Gaylon M. Lawrence, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,156,675 shares of common stock
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 1,156,675 shares of common stock
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,156,675 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5% (based on 17,724,721 shares outstanding)
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 14070T102	13D	Page 3 of 4 Pages

This Amendment No. 8 (“Amendment No. 8”) amends and supplements the Statement on Schedule 13D filed by Gaylon M. Lawrence, Jr. (the “Reporting Person”) with the Securities and Exchange Commission (“SEC”) on February 7, 2019 (“Amendment No. 7”), which amended and supplemented earlier filings on November 9, 2018 (“Amendment No. 6”), February 8, 2018 (“Amendment No. 5”), October 17, 2017 (“Amendment No. 4”), October 4, 2017 (“Amendment No. 3”), September 13, 2017 (“Amendment No. 2”), August 25, 2017 (“Amendment No. 1”) and August 11, 2017 (the “Original Schedule 13D,” and together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, and this Amendment No. 8, the “Schedule 13D”) with respect to the shares of common stock, par value $1.00 per share (“Common Stock”) of CapStar Financial Holdings, Inc. (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 8 shall have the meanings set forth in the Original Schedule 13D. This Amendment No. 8 amends Items 4 and 7, as set forth below.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule D is hereby amended and supplemented by the addition of the following:

On March 4, 2019, the Reporting Person submitted to the Issuer’s Secretary a letter regarding the Reporting Person’s notice of intention to nominate Gaylon M. Lawrence, Jr. and Jason K. West for election to the Issuer’s Board of Directors. A copy of the letter is attached hereto as Exhibit H.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is being amended and supplemented by the addition of the following:

Exhibit H:    Letter to the Issuer re Notice of Intention to Nominate Board Members

CUSIP No. 14070T102	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GAYLON M. LAWRENCE, JR.
/s/ Jason West
Jason West, Attorney-in-Fact*

March 4, 2019
Date

* Pursuant to a power of attorney, dated as of October 13, 2017, which was filed as Exhibit F to Amendment No. 4.